Exhibit 99.1

GREAT PANTHER MINING LIMITED

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Great Panther Mining Limited (“Great Panther” or the “Company”)

Suite 1330 - 200 Granville Street

Vancouver, BC

V6C 1S4

1.2	Executive Officer

Jim Zadra

Chief Financial Officer

(604) 608-1766

Item 2	DETAILS OF ACQUISITION
2.1	Nature of Business Acquired

On March 5, 2019, the Company completed the previously announced acquisition of all of the issued and outstanding ordinary shares of Beadell Resources Ltd. (“Beadell”) by means of a Scheme of Arrangement (the “Scheme”) under the Australian Corporations Act 2001 (the “Transaction”). The Scheme was completed pursuant to a Scheme Implementation Deed, dated September 23, 2018, between the Company and Beadell (the “Implementation Deed”).

Upon completion of the Transaction, the Company changed its name from “Great Panther Silver Limited” to “Great Panther Mining Limited”.

Under the terms of the Scheme, Beadell shareholders received 0.0619 common shares of the Company (each whole common share, a “Company Share”) for each ordinary share of Beadell (the “Exchange Ratio”) resulting in the issuance of 103,593,043 Company Shares. Under the terms of the Implementation Deed, each Beadell warrantholder received a number of Company warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price determined as the original exercise price divided by the Exchange Ratio and their Beadell warrants were cancelled. In the aggregate, warrants to purchase up to 9,749,727 Company Shares were issued in exchange for outstanding Beadell warrants.

In connection with the completion of the Acquisition, the Company made an offer (the “Offer”) to purchase for cash Beadell’s outstanding US$10,000,000 principal amount of 6.00% convertible senior secured debentures maturing on June 30, 2023 (the “Debentures”) at a price equal to 105% of the principal amount, plus accrued and unpaid interest. The Offer was accepted by the holders of all Debentures and the Company completed the purchase of the Debentures on April 3, 2019.

The business of Beadell is described in the information on Beadell included in the attached Schedule A, which was part of the information included by Great Panther on Beadell in its information circular dated December 21, 2018 issued in connection with the meeting of the shareholders of Great Panther to approve the Transaction held on February 11, 2019.

1

2.2	Date of Acquisition

Great Panther completed the acquisition on March 5, 2019.

2.3	Consideration

Under the terms of the Scheme, Beadell shareholders received 0.0619 common shares of the Company (each whole common share, a “Company Share”) for each ordinary share of Beadell (the “Exchange Ratio”) resulting in the issuance of 103,593,043 Company Shares. Under the terms of the Implementation Deed, each Beadell warrantholder received a number of Company warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price determined as the original exercise price divided by the Exchange Ratio and their Beadell warrants were cancelled. In the aggregate, warrants to purchase up to 9,749,727 Company Shares were issued in exchange for outstanding Beadell warrants.

2.4	Effect of Financial Position

Upon completion of the acquisition, Beadell became a wholly-owned subsidiary of Great Panther. The business and operations of Beadell have been combined with those of Great Panther and are managed concurrently.

Except as disclosed in this business acquisition report and the Material Change Report, Great Panther does not have any current plans for material changes in the business or affairs of Beadell which may have a significant effect on the results of the operations and financial position of Great Panther.

For details on the pro forma effect of the acquisition on Great Panther, see Item 3 and the condensed interim consolidated financial statements of Great Panther as at and for the three months ended March 31, 2019, which were filed on www.sedar.com on May 15, 2019.

The information set out above is a summary only and is qualified in its entirety by the information contained in the pro forma financial statements attached to this Business Acquisition Report.

2.5	Prior Valuations

To the best knowledge of Great Panther, there have not been any valuation opinions obtained within the last twelve months by Beadell or Great Panther as required by securities legislation or a Canadian exchange or market to support the consideration paid by Great Panther in connection with the acquisition.

2.6	Parties to Transaction

The acquisition was not with an informed person, associate or affiliate of Great Panther as defined in Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations.

2.7	Date of Report

May 17, 2019.

2

Item 3	FINANCIAL STATEMENTS

The following are provided in the Appendices:

Appendix	Financial Statements
Appendix A

Annual Financial Report of Beadell, including the financial statements as at and for the years ended December 31, 2018 and 2017.

Independent Auditor’s Report on the audit of the Financial Statements of Beadell as at December 31, 2018 and for the year then ended.

The auditors have not given their consent to include their audit report in this Business Acquisition Report.

Appendix B	Unaudited pro forma combined statement of loss for the year ended December 31, 2018

3

APPENDIX A

Annual Financial Report of Beadell, including the financial statements as at and for the years ended December 31, 2018 and 2017

and

Independent Auditor’s Report on the audit of the Financial Statements of Beadell as at December 31, 2018 and for the year then ended

Beadell Resources Limited

ABN 50 125 222 291

Annual Financial Report

31 December 2018

2

Consolidated Financial Statements

Consolidated statement of financial position

As at 31 December 2018

The notes are an integral part of these consolidated financial statements.

3

Consolidated Financial Statements

Consolidated statement of profit or loss and other comprehensive income

For the year ended 31 December 2018

The notes are an integral part of these consolidated financial statements.

4

Consolidated Financial Statements

Consolidated statement of changes in equity

For the year ended 31 December 2018

The notes are an integral part of these consolidated financial statements.

5

Consolidated Financial Statements

Consolidated statement of changes in equity

For the year ended 31 December 2017

The notes are an integral part of these consolidated financial statements.

6

Consolidated financial statements

Consolidated statement of cash flows

For the year ended 31 December 2018

The notes are an integral part of these consolidated financial statements.

7

Notes to the consolidated financial statements

1.	Reporting entity

Beadell Resources Limited (the Company) is a for profit company limited by shares and incorporated in Australia, whose shares were publicly traded on the Australian Stock Exchange (ASX). On 5 March 2019, the Company became a wholly owned subsidiary of Great Panther following the implementation of a Scheme of Arrangement. At the close of trading 6 March 2019 Beadell was removed from the Official List of the ASX (refer note 27).

The address of the Company’s registered office is Level 2, 16 Ord Street, West Perth, Western Australia.

The consolidated financial statements of the Company as at and for the period from 1 January 2018 to 31 December 2018 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group Entities”).

2.	Basis of preparation
(a)	Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on 30 April 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency. The Group’s functional currencies are the Brazilian Real and the Australian dollar.

The Company is of a kind referred to in ASIC Instrument 2016/191 and in accordance with that Instrument, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(d)	Use of estimates and judgements

Set out below is information about:

•	critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements; and
•	assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical judgements

Going concern

The consolidated financial report has been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

Beadell Resources Limited (the Group) held cash on hand and on deposit as at 31 December 2018 of $9.4 million and has a net working capital deficit, inclusive of provisions, of $25.5 million. For the year ended 31 December 2018 the Group incurred a loss after income tax of $56.6 million including impairments of $7.6 million. Cash inflows from operating activities were $1.0 million and cash outflows from investing activities were $23.7 million.

On 22 June 2018, the Group announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. The outstanding loan amount at 31 December 2018 was $54.7 million.

The Group’s Santander - Itaú Facility was scheduled to be repaid in full by April 2019. The Group repaid the scheduled amount of US$5 million in January 2019. The final repayment of US$5 million was rescheduled subsequent to year end from April 2019 to June 2019.

Scheme of Arrangement

On 12 February 2019 a Scheme Meeting was held at which Beadell shareholders agreed to the acquisition of the Group by Great Panther. Under the Scheme, Beadell shareholders would receive 0.0619 of a Great Panther common share for each Beadell Share.

On 5 March 2019, the Scheme was implemented and Beadell became a 100% owned subsidiary of Great Panther. At the close of trading 6 March 2019 Beadell was removed from the Official List of ASX Limited.

The implementation of the Scheme constituted a “Change of Control” for certain borrowings of the Group. The Santander - Itaú Facility, certain other bank facilities (Banco Bradesco S.A.), Convertible Debentures and the MACA Termination Agreement contain various Change of Control clauses. Prior to the implementation of the Scheme, the Group obtained all necessary waivers and consents from Santander - Itaú, Banco Bradesco S.A. and MACA in respect of their change of control clauses.

In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make an offer (the Change of Control Purchase Offer) to purchase all Beadell Convertible Debentures (the Repurchase) on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest. All holders of Beadell Convertible Debentures agreed in writing to accept the Change of Control Purchase Offer and the Repurchase was completed on 3 April 2019.

8

Notes to the consolidated financial statements

Following the Implementation of the Scheme, the original terms of the MACA Termination Agreement has been amended. The material amended terms of the MACA Termination Agreement are as follows;

a)	Advancement of the 31 March 2019 principal repayment of $3 million to 30 days following the Completion Date (March 2019) and advancement of monthly principal repayments of $1.5 million to 30 April 2019 from 31 July 2019, resulting in total principal repayments during 2019 increasing from $12 million to $16.5 million;
b)	Great Panther has guaranteed the first $6 million of principal repayments;
c)	MACA have a right to convert $15 million of the remaining loan outstanding to shares in Great Panther, subject to:
•	a limit of $5 million in each quarter following the Completion Date at a 5% discount to the 20-day volume weighted average price;
•	any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly repayments on a pro-rata basis; and
d)	Require that 10% (reduced from 30%) is provided as a repayment to MACA of net proceeds from any debt, equity financing or exercise of warrants in the consolidated Great Panther Group

Additionally, MACA exercised its right to a conversion of $5 million of the remaining loan outstanding to shares in Great Panther in April 2019 and repayments totalling $4.5 million were made in April 2019. The balance of the MACA Termination Agreement is currently $45.2 million.

Great Panther financial support

On 7 December 2018, the Group announced a US$5 million non-revolving term loan from Great Panther. This loan was interest bearing at 14% per annum and had a maturity date of 15 January 2019. On 14 January 2019, the Group announced that Great Panther has agreed to accept a partial repayment of US$3 million of the principal loan amount, plus interest and fees accrued to date with no repayment date for the remaining US$2 million.

Following the implementation of the Scheme, additional non-interest bearing funding has been provided to the Company of $28.9 million, with no fixed repayment date.

Funding has also been provided to the Company in the form of an uncommitted Gold Prepayment Facility. To date the prepayments with respect to 11,310 outstanding ounces of gold total US$14.3 million ($20.1 million).

Cash flows

The directors consider the going concern basis of preparation to be appropriate based on forecast cash flows and the financial support from Great Panther, for the Group to meet its obligations.

The cash flow forecast depends on successful ramp up of mining operations, processing activities and the completion of capital projects in accordance with management’s schedule and cost assumptions, and achieving forecast gold price and foreign exchange assumptions. The forecasts include the successful operation of the recently completed plant upgrade to allow for the processing of increased sulphide ore as planned. Critical to achieving forecast cash flows is the Group’s ability to achieve forecast ore material movement and gold production. The Group has a reasonable expectation that such production forecasts will be achieved through a combination of improved material movement and recoveries following the plant upgrade and accessing higher grade ore reserves.

The cash flow forecast also depends on the successful rolling of unsecured bank facilities of US$14.9 million ($20.6 million) (as at the date of these Financial Statements) and the expected refund of Brazilian Federal VAT credits (PIS/COFINS) of approximately $5.2 million in the next 12 months. The unsecured bank facilities have a successful history of being rolled and the directors expect this to continue. On 19 January 2019, the Group announced the receipt $13.9 million of PIS/COFINS. The directors have received advice that supports the timing of the additional refund of PIS/COFINS.

The forecast cash flows indicates the Group will require additional funding in the form of debt or equity from Great Panther in the current quarter and for the next 12 months. Great Panther has provided a legally binding letter of financial support confirming it is aware the Group will depend on continued financial support to meet their obligations as they fall due. Great Panther has undertaken to continue to provide such financial support to the Group for the period of at least 12 months from the date on which the financial statements for the year ended 31 December 2018 are approved by the Directors and confirm that the Group will rely on this letter in order to continue to trade. Great Panther also confirm it will not seek repayment of any outstanding loan balances as at the date of this report (refer to note 27), unless the Group is in a position to pay.

The Directors of the Group have a reasonable expectation that additional funding will be received from Great Panther, as required.

9

Notes to the consolidated financial statements

Should the Group not successfully achieve its cash flow forecast, or should Great Panther not take the necessary steps to be in a position to provide additional funding within the required timeframe to continue to support the Group, there is a material uncertainty as to whether the Group will be able to continue as a going concern and, therefore, whether it will realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

Estimates and assumptions

Restoration obligations

Significant estimation is required in determining the provision for site restoration as there are many factors that may affect the timing and ultimate cost to rehabilitate sites where construction, mining and/or exploration activities have taken place. These factors include future development and exploration activities, changes in the cost of goods and services required for restoration activities and changes to the legal and regulatory framework governing restoration obligations. These factors may result in future actual expenditure differing from amounts currently provided.

Ore Reserves

Economically recoverable ore reserves represent the estimated quantity of product in an area of interest that can be expected to be profitably extracted, processed and sold under current and foreseeable economic conditions. The Group determines and reports ore reserves under the standards incorporated in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code). The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices, and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets, provisions for site restoration, the carrying amount of assets depreciated on units of production basis and the recognition of deferred taxes, including tax losses.

Recognition of tax losses

A deferred tax asset is recognised for unused tax losses only if it is probable that future taxable profits will be available to utilise those losses. Determination of future taxable profits requires estimates and assumptions as to future events and circumstances, in particular, whether successful development and commercial exploitation, or alternatively sale, of the respective area of interest will be achieved. This includes estimates and judgements about commodity prices, ore reserves, exchange rates, future capital requirements, future operational performance and the timing of estimated cash flows. Changes in these estimates and assumptions could impact on the amount and probability of estimated taxable profits and accordingly the recoverability of deferred tax assets.

Impairment of assets

The recoverable amount of each non-financial asset or cash generating unit (CGU) is determined as the higher of the value in use and fair value less costs to sell. Determination of the recoverable amount of an asset or CGU based on a discounted cash flow model requires the use of estimates and assumptions, including: the appropriate rate at which to discount cash flows, timing of cash flows, the expected life of the area of interest, commodity prices, exchange rates, ore reserves, future capital requirements and operational performance. Changes in these estimates and assumptions impact the recoverable amount of the asset or CGU and accordingly could result in an adjustment to the carrying amount of that asset or CGU.

Ore stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete and bring the product to sale. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage. Stockpile tonnages are verified by periodic surveys.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. The Group has not elected to early adopt any accounting standards or amendments.

(a)	Changes in significant accounting policies

The Group has initially applied AASB 9 and AASB 15 from 1 January 2018.

AASB 9 - Financial instruments

The Group has adopted AASB 9 Financial Instruments, which replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. AASB 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and de-recognition of financial instruments from IAS 39. AASB 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.  The adoption of this new standard has not had a material impact on the financial statements.

10

Notes to the consolidated financial statements

AASB 15 - Revenue from contracts with customers

The Group has adopted AASB 15 Revenue from Contracts with Customers effective 1 January 2018 retrospectively using the practical expedient in paragraph C5(c) of IFRS 15, under which the Group does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Group expects to recognise the amount as revenue for all reporting periods presented before the date of initial application - i.e. 1 January 2018. The details and quantitative impact of the changes in accounting policies are discussed below.

(i)	Gold sales

Previously, the Group recognised revenue from gold sales when all risks and rewards transferred; no further processing was required by the Group; the quality and quantity of the gold had been determined; and the sale was probable. Under AASB 15, the Group recognises revenue when control has passed to the buyer; the Company has no significant continuing involvement; and the amount of revenue and costs incurred or costs to be incurred in respect of the transaction can be measured reliably. The Group’s assessment is that this occurs when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery.

The impact of the change in accounting policy is that gold bullion awaiting settlement (which represented gold that has not been turned out by the Group’s refiner prior to period end) is no longer recognised as revenue. Revenue recognition will now be delayed until the refined gold has been physically delivered and title has passed to the buyer.

In 2018 had the previous accounting treatment under AASB 118 Revenue from Contracts with Customers been applied, revenue of $209.2 million (2017: $211.1 million) would have been generated from the sale of 124,007 ounces (2017: 128,342). At balance date, gold bullion waiting settlement would have been $12.4 million (2017: $9.5 million) and comprised 7,282 ounces (2017: 5,746 ounces).

11

Notes to the consolidated financial statements

(ii)	Impacts on the financial statements

Consolidated statement of financial position

12

Notes to the consolidated financial statements

Consolidated statement of profit or loss and OCI

There is no material impact on the Group’s basic or diluted earnings per share for the 12 months ended 31 December 2017.

13

Notes to the consolidated financial statements

Consolidated statement of cash flows

(b)	Basis of consolidation
(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii)	Transactions and balances eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Business combinations

For every business combination, the Group identifies the acquirer, which is the combining entity that obtains control of the other combining entities or businesses. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Measuring goodwill or discount in a business combination

The Group measures goodwill as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Where the net amount of identifiable assets exceeds fair value of consideration transferred, a discount on acquisition has arisen and the resultant gain is recognised in the Group’s profit or loss. Provisional accounting for fair values is used where the Group has not completed final valuations. Where provisional accounting has been used, the Group completes final valuations within a year of acquisition.

14

Notes to the consolidated financial statements

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and entity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

Contingent liabilities

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed as incurred.

(c)	Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the operation at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are translated to the presentation currency at the balance date at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are measured using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss, except for qualifying cash flow hedges which are recognised in the other comprehensive income to the extent the hedge is effective.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at reporting date. The income and expenses of foreign operations are translated to Australian dollars at average exchange rates prevailing during the period. Foreign currency differences are recognised in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

(d)	Financial instruments
(i)	Derivative financial instruments

Embedded derivatives

Derivatives embedded in other financial instruments or non-financial contracts (the host contract) are accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statement of profit or loss and other comprehensive income.

(ii)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost, less any impairment charges.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

15

Notes to the consolidated financial statements

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash on hand and short term deposits at call. Short term deposits have original maturities of 3 months or less that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in fair value.

Restricted cash

Restricted cash comprises cash at bank and short term deposits that have been given as security in relation to the Group’s borrowings. As the Group has given security over these balances they are not eligible for recognition as cash and cash equivalents.

Trade and other receivables

Receivables are initially recorded at fair value and subsequently measured at amortised cost, less provision for impairment. Loss allowances for trade receivables are measured at lifetime expected credit losses (ECLs).

Trade and other payables

Trade and other payables are carried at amortised cost. The amounts are unsecured and typically settled in 30 to 60 days of recognition. Due to their short term nature, balances are generally not discounted.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortised cost using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual drawdown of the facility, are amortised on a straight line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(e)	Revenue

Revenue is recognised when control has passed to the buyer; the Company has no significant continuing involvement; and the amount of revenue and costs incurred or costs to be incurred in respect of the transaction can be measure reliably.

(i)	Gold sales

Gold sales revenue is recognised when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery.

(ii)	Rental income

Rental income is recognised in profit or loss on a straight-line basis over the term of the lease.

(f)	Royalties

Royalty obligations based on quantity produced or as a percentage of revenue that do not have the characteristics of income tax, are included in costs of sales.

(g)	Exploration and evaluation expenditure

Exploration and evaluation costs, excluding acquisition costs, are expensed as incurred. Acquisition costs are accumulated in respect of each separate area of interest.

Exploration and evaluation assets are only recognised if the rights to the area are current and either:

(i)	the acquisition costs are expected to be recouped through successful development and exploitation of the area of interest; or
(ii)	activities in the area of interest have not at the reporting date, reached a state which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if:

(i)	sufficient data exists to determine technical feasibility and commercial viability; and
(ii)	facts and circumstances suggest the carrying amount exceeds the recoverable amount.

16

Notes to the consolidated financial statements

For the purposes of impairment testing, exploration and evaluation assets are allocated to CGU’s to which the exploration activity relates. The CGU shall not be larger than the area of interest.

Once technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine property assets within property, plant and equipment.

In the event that an area of interest is abandoned or if the directors consider the exploration and evaluation assets attributable to the area of interest to be of reduced value, the exploration and evaluation assets are impaired in the period in which the assessment is made. Each area of interest is reviewed at each reporting period and accumulated costs are written off to the extent that they will not be recoverable in the future.

(h)	Mineral properties

Mineral properties represents expenditure in respect of capitalised exploration, evaluation, feasibility and other capitalised expenditure previously accumulated and carried forward as mineral properties under development in relation to areas of interest in which gold production has now commenced. Mine properties are stated at cost, less accumulated amortisation and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortisation charge proportional to the depletion of the economically recoverable mineral resources. Amortisation begins at the commencement of commercial production.

(i)	Deferred stripping

The Group defers stripping costs during the production phase of its surface mining operations. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognised as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of property, plant and equipment.

(j)	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within other income or other expenses in profit or loss. When re-valued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.

The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation of mine specific plant and equipment and buildings and infrastructure is charged to the statement of profit and loss and other comprehensive income on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight line method is used. The unit of account is ore milled.

Depreciation of non-mine specific plant and equipment is charged to the statement of profit and loss and other comprehensive income on a straight line basis over the estimated useful lives of each asset.

In the current and comparative periods useful lives are as follows:

•	plant and equipment 2 - 20 years
•	fixtures and fittings 5 - 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(k)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

17

Notes to the consolidated financial statements

Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position.

(l)	Leases

Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. This will be the case if the following criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset(s); and
•	the arrangement contains the right to use the asset(s).

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognised at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognised using the Group’s incremental borrowing rate.

(m)	Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is an indication that it is impaired. When an indication of impairment exists, a formal estimate of the recoverable amount is made. Where the carrying amount of an asset exceeds it recoverable amount the asset is considered impaired and is written down to its recoverable value.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The present value of the estimated future cash flows discounted at a pre-tax discount rate is used to assess value in use. All impairment losses are recognised in profit or loss and any subsequent reversals of impairment losses are also recognised in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups at the lowest levels for which they are separately identifiable cash inflows which are largely independent of the cash flows from other assets or group of assets (cash generating units).

Non-financial assets

The carrying amounts of the Group’s non-financial assets (excluding deferred tax assets and inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, known as CGU’s.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU’s are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n)	Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

18

Notes to the consolidated financial statements

Short-term benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Long-term benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and, where applicable, prior periods plus related on costs; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations.

Share-based payment transactions

The Group operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to share based payments reserve.  The fair value of options and performance rights is ascertained using a recognised pricing model which incorporates all market vesting conditions.

The fair value of options is measured using the Black-Scholes formula and the fair value of the Performance Rights is measured using a combination of the Monte Carlo and/or Trinomial Lattice pricing models.

Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The cost of share based payment transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognised for share based payment transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award.

(o)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

19

Notes to the consolidated financial statements

(p)	Finance income and expense

Finance income comprises interest income, ineffective portion of changes in fair value of cash flow hedges and changes in fair value of derivatives not designated as cash flow hedges.

Finance expense comprises impairment losses recognised on financial assets and borrowing costs recognised using the effective interest method that are not directly attributable to the acquisition, construction or production of a qualifying asset and transaction costs not eligible for capitalisation.

Foreign currency gains and losses are reported on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset, all other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(q)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Site restoration

Mine closure and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas specific to the site. Provisions are recognised at the time that the environmental disturbance occurs.

The provision is the best estimate of the present value of the future cash flows required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the financial year.

The amount of the provision for future restoration costs is capitalised as an asset and recognised in Mineral Properties and is depreciated over the useful life of the mineral resource. The unwinding of the effect of discounting on the provision is recognised as a finance cost. Restoration expenditure is capitalised to the extent that it is probable that the future economic benefits associated with restoration expenditure will flow to the Group.

(r)	Value Added Taxes (VAT)

Revenue, expenses and assets are recognised net of the amount of goods and services tax and equivalent indirect taxes, except where the amount of tax incurred is not recoverable from the taxation authority. In these circumstances, the tax is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of tax included. The net amount of tax recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet. To the extent a VAT receivable is not expected to be received within 12 months of balance date, the Group classifies the VAT receivable as a non-current asset. Cash flows are included in the statement of cash flows on a gross basis. The tax components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(s)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(t)	Operating segments

The Group determines and presents operating segments based on the information that is provided to the Managing Director, who is the Group’s chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Board to make decisions about the allocation of resources to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise predominantly of administrative expenses. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

20

Notes to the consolidated financial statements

(u)	Inventories

Gold bullion that has not been dispatched to the Group’s refiner, gold in circuit and ore stockpiles are physically measured or estimated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs of completion and costs of selling the final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortisation incurred in converting gold ore to bullion.

Consumable stores are valued at the lower of cost and net realisable value.

(v)	New accounting standards

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2019, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

AASB 16 Leases will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance lease have been removed. The new standard requires a lessee to recognise assets (the right to use the leased item) and liabilities (obligations to make lease repayments). Short term leases (less than 12 months) and leases of low value assets are exempt from the lease accounting requirements. Lessor accounting remains similar to current practice. AASB 16 is effective for annual reporting periods beginning on or after 1 January 2019, with early adoption permitted. The Group is still assessing the impact of this standard.

4.	Financial risk management

Overview

This note presents information about the Group’s exposure to credit, liquidity and market risks, objectives, policies and processes for measuring and managing risk and the management of capital.

The Group has established a Risk Management Policy and Risk Management Strategy. The Group’s Risk Management Policy and Strategy address the Group’s exposure to and management of credit, market and liquidity risks.

The Board of Directors has overall responsibility for the establishment and oversight of the Risk Management Strategy. The design, implementation and day to day responsibilities of the risk management strategy and internal control system rest with management. The Audit and Risk Management Committee is responsible for reviewing the Group’s risk management systems and internal financial control systems.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s gold bullion awaiting settlement, cash and cash equivalents and restricted cash.

Cash, cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits. The Group limits its credit risk by holding cash balances and demand deposits with reputable counterparties with acceptable credit ratings.

Restricted cash

Restricted cash comprises cash balances used as security for operating leases. Cash balances used as security are held with reputable counterparties with acceptable credit ratings.

Trade and other receivables

The Group’s trade and other receivables at balance date principally comprise VAT receivables. At 31 December 2018, the ageing of trade and other receivables, other than VAT receivables, which were not impaired, was as follows:

21

Notes to the consolidated financial statements

Exposure to credit risk

The carrying amounts of the Group’s financial assets represent maximum exposure to credit risk, by region and in total as set out below;

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

At least annually the Group prepares detailed cash flow models as part of its system of budget planning, against which monthly actual cash flows are reported, additionally, actual cash flows are reported daily and a rolling 3 month cash flow forecast is prepared each month. Production activities are monitored and reported daily and monthly against budget and forecast amounts. These systems are used in conjunction to predict cash flow requirements and manage liquidity risk.

As at balance date, the following are the contractual maturities of financial liabilities, including estimated interest payments:

As at 31 December 2017, the Group was in breach of a Santander - Itaú Facility financial covenant. As a result of the breach, contractual cash flows in relation to that Facility have been presented above as payable in 6 months or less as required by accounting standards.

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See notes 2(d) and 27 for further information.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group is exposed to fluctuations in foreign currency rates, interest rates and metals prices. In each case, future operational cash flows and ability to service current and future borrowings are affected by these fluctuations. At 31 December 2018, the Group has no hedging instruments with respect to gold prices, interest rates or foreign currency.

Currency risk

Currency risk arises from investments and borrowings that are denominated in a currency other than the respective functional currencies of Group entities.

22

Notes to the consolidated financial statements

Exposure

The Group is exposed to foreign currency risk in the form of financial instruments denominated in currencies other than the respective functional currencies of the Group. The Group’s functional currencies are the Brazilian Real and the Australian Dollar.

The table following demonstrates the Group’s exposure to foreign currency risk at the end of the year;

Sensitivity analysis

Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2018 against the United States Dollar would have resulted in a reduced loss of $4.7 million (2017: $3.6 million reduced loss). A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant.

Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2018 against the Australian Dollar would have resulted in a reduced loss of $4.5 million. A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant.

This analysis is based on exchange rate variances the Group considered to be reasonably possible at the end of the period.

The following significant exchange rates applied to the Group’s financial instruments during the year:

Interest rate risk

Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group is exposed to interest rate risk on cash and cash equivalents, restricted cash and its borrowings. The Group does not use derivatives to mitigate these exposures.

Cash and cash equivalents and restricted cash are held at variable and fixed interest rates. Cash in term deposits are held for fixed terms at fixed interest rates maturing in periods less than twelve months. The Group’s other cash balances are held in deposit accounts at variable rates with no fixed term.

Interest rates on the Group’s borrowings are fixed for terms of 3 to 12 months.

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See note 27 for further information.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis - interest rates

A change in interest rates of 100 basis points at the reporting date would have increased/(decreased) the Group’s profit before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

23

Notes to the consolidated financial statements

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See note 27 for further information.

Fair values versus carrying amounts

Carrying amounts of financial assets and liabilities equate to their corresponding fair values.

When measuring the fair value of an asset and liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. price) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If the inputs used to measure the fair value of an asset or a liability fall into the different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the ensure measurement.

The fair value of Convertible Debentures and Warrants (refer to note 16) are determined using a binomial option pricing model. The key drives of this value include the Company’s own share price and the foreign exchange rate. The implementation of the Scheme subsequent to the end of the year has impacted the Group’s Convertible Debentures and Warrants. Refer note 27 for further information.

Other market price risk

The Group’s financial assets and liabilities are not exposed to any other market price risk.

Commodity price risk

The Group is exposed to the risk of fluctuations in the prevailing market gold price produced from the Tucano gold mine.

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so as to maintain a capital base (comprising equity plus borrowings) sufficient to allow future operation and development of the Group’s projects.

The Group has raised capital through the issue of equity and borrowings to fund its activities. In determining the funding mix of debt and equity, consideration is given to the ability of the Group to service loan interest and repayment schedules, lending facility compliance ratios and amount of free cash flow desired.

The Group manages its capital requirements by monitoring budget to actual performance and lending compliance ratios. The Group is subject to externally imposed capital requirements in relation to its Santander - Itaú Facility, whereby it is required that;

•	a minimum net debt to EBITDA ratio be maintained,
•	a minimum net gearing ratio be maintained,
•	a minimum forward debt service cover ratio be maintained, and
•	a minimum ore reserve to expected ore reserve after final repayment of the borrowing ratio be maintained.

Please refer to going concern in note 2(d) for further information.

24

Notes to the consolidated financial statements

5.	Operating segments

The Group has one reportable segment, ‘Brazilian operations and exploration’, which is the Group’s strategic business unit.

Revenue from one major customer of the Group was approximately $207 million during the year ended 31 December 2018 (2017: $206 million).

25

Notes to the consolidated financial statements

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of production. Segment assets are based on the geographical location of assets.

6.	Cost of sales

Costs of production include a net realisable value adjustment in respect of low grade ore stockpiles of $nil (2017: $63.8 million). Refer to note 11 for further information.

7.	Personnel expenses

8.	Finance income and expense

26

Notes to the consolidated financial statements

9.	Impairment losses

VAT receivables

The Group incurred impairment losses of $3.8 million (2017: $2.9 million) in respect of Brazilian state VAT (ICMS) levied on the Group’s purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

Property, plant and equipment

In accordance with the terms of the MACA Termination Agreement executed in June 2018, the Group acquired $3.8 million (R$10.2 million) in plant and equipment from MACA, which the Group has impaired in full.

10.	Income tax

Current income tax

SUDAM

While current tax expense is calculated at the Brazilian corporate tax rate of 34%, any tax liabilities are determined after the application of the Group’s tax incentive program (SUDAM), which reduces the Group’s effective tax rate to 15.25%.

Deferred income tax

Recognised deferred tax balances

27

Notes to the consolidated financial statements

At 31 December 2017, the Group recognised deferred tax assets on temporary differences and tax losses in Brazil, on the basis that the Company believed that it was probable future taxable profits will be available against which the deferred tax assets can be utilised, noting, the Group had produced taxable profits from its sole production asset, the Tucano Gold Mine in Brazil, in several years following the recommencement of commercial production activities in 2013.

After incurring a further tax loss in 2018, and revisiting future cash flows based on production expectations and macro-economic data, the directors have reassessed that it is no longer probable that future taxable profits will be available against which the deferred tax assets can be utilised, from the Group’s Tucano Gold Mine in Brazil. Accordingly, the Group has de-recognised its previously recognised deferred tax assets at 31 December 2018.

11.	Inventories

Net realisable value

In 2017 the Group’s low grade ore stockpiles were valued at net realisable value (NRV), resulting in the recognition of a write-down to NRV of $63.8 million. The NRV write-down was recognised in cost of goods sold.

NRV is estimated by modelling using assumptions with respect to planned usage, future processing costs and forecast gold prices. Accordingly, periodic adjustments to the carrying value of ore stockpiles will occur over time depending on the assumptions used at each reporting date. These adjustments may result in a write-down or write-back depending on assumptions used.

In 2017 the Group’s low grade ore inventory was impaired to nil and as of 1 January 2018 the Group no longer recognises low grade ore mined as inventory.

All other inventories are held at cost at reporting date.

28

Notes to the consolidated financial statements

12.	Property, plant and equipment

13.	Mineral properties

29

Notes to the consolidated financial statements

14.	Trade and other receivables

Other receivables

The Company is disputing a change by the State of Amapá to the calculation of a gold royalty and has made an application to the Federal Supreme Court of Brazil for the matter to be heard.

In connection with the application, the Company has made a Judicial Deposit with the State Supreme Court, for an amount of $4.4 million (R$12.03 million) to prevent the addition of any fines or penalties, pending the outcome of a Federal Supreme Court decision.

The Company and its Brazilian counsel are confident of a ruling in the Company’s favour and expect that the Judicial Deposit will be returned in full at the conclusion of the case.

VAT receivables

The Group’s recoverable VAT receivables are represented by PIS/COFINS, which are a Brazilian federal VAT levied on some of the Groups purchases. The Group has commenced proceedings for the refund of its PIS/COFINS assets. In December 2018 the COFINS first instalment of R$3.8 million ($1.4 million) was received. Subsequent to the end of the year, the Group has received an additional instalment of R$37.9 million ($13.9 million). Refer to note 27 for further information.

Impairment losses

The Group incurred impairment losses during the period of $3.8 million (2017: $2.9 million) in respect of Brazilian state VAT (ICMS) levied on the Group’s purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

15.	Cash and cash equivalents

16.	Other financial liabilities

Convertible Debentures

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured Convertible Debentures totalling US$10 million due 30 June 2023. An embedded derivative liability has been recognised upon initial recognition of the Convertible Debentures as the debenture holders have the option to convert at a fixed price of US$0.0815 per share which is different from the Company’s Australian dollar functional currency. The fair value of the embedded derivatives on issue of the Convertible Debentures was estimated to be $5.6 million. The embedded derivative liability was revalued at 31 December 2018 to $2.9 million with the change in fair value recognised in the statement of profit or loss. Refer to note 17 for further information.

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s Convertible Debentures. Refer note 27 for further information.

Warrants

On 7 May 2018 and 28 June 2018, the Company issued a total of 50,859,225 and 94,129,125 attaching warrants to fully paid ordinary shares respectively to investors in conjunction with the completion of Tranches 1 and 2 of the share capital raising (refer to note 22). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. An embedded derivative liability has been recognised upon initial recognition of the warrants as the warrants are exercisable in United States dollars and the Group’s functional currency is Australian dollars. The fair value of the embedded derivative liability was estimated to be $4.2 million. The embedded derivate liability was revalued at 31 December 2018 to $2.1 million with the change in fair value recognised in profit or loss. All the warrants remain outstanding at 31 December 2018.

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s warrants. Refer note 27 for further information.

30

Notes to the consolidated financial statements

17.	Borrowings

MACA Termination Agreement

On 22 June 2018, the Company announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. Interest is payable at a rate based on the RBA cash rate plus 5% per annum. An initial payment of $3 million was made in July 2018 and a further $3.3 million was made in August 2018 representing a repayment equal to 30% of the proceeds (after costs) of the new share capital raising. The next scheduled repayment of $3 million was due 31 March 2019 and thereon monthly payments of $1.5 million commencing 1 July 2019 were required until the loan is repaid or 30 June 2022, whichever is earlier.

Following the implementation of the Scheme subsequent to the end of the year, the MACA Termination Agreement has been amended. Refer note 27 for further information.

Convertible Debentures

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured convertible debentures totalling US$10 million due 30 June 2023. Interest is payable semi-annually on 30 June and 31 December of each year at an interest rate of 6% per annum, commencing on 31 December 2018. On issue an embedded derivative liability of $5.6 million has been recognised in relation to the debenture holders option to convert (refer to note 16).

Following the implementation of the Scheme subsequent to the end of the year, all Beadell Convertible Debentures were repurchased on 3 April 2019. Refer note 27 for further information.

Santander - Itaú Facility

The balance of the Santander - Itaú Facility as at 31 December 2018 is US$10 million ($14.3 million). The Santander - Itaú Facility was scheduled to be repaid in full by April 2019.

Following the implementation of the Scheme subsequent to the end of the year, the terms of the Santander - Itaú Facility have been amended. Refer note 27 for further information.

Great Panther

On 7 December 2018, the Company announced a US$5 million non-revolving term loan from Great Panther. This loan is interest bearing at 14% per annum and has a term to 15 January 2019.

Following the implementation of the Scheme subsequent to the end of the year, the terms of the loan from Great Panther have been amended. Refer note 27 for further information.

Other bank facilities

The Group’s other facilities include US$14.9 million ($21.1 million) in unsecured interest bearing bank facilities, which are fully drawn at 31 December 2018. The Group’s unsecured bank facilities are interest bearing at a weighted average rate of 4.88% per annum and are repayable by November 2019. These loans have a history of being rolled and it is the expectation of the Company that this continues.

Scheme Implementation

The implementation of the Scheme constitutes a “Change of Control” of Beadell. The Santander - Itaú Facility, certain other bank facilities (Banco Bradesco S.A.), Convertible Debentures and MACA Termination Agreement contain various Change of Control clauses. The Group has obtained all necessary waivers and consents from Santander - Itaú, Banco Bradesco S.A. and MACA in respect of their change of control clauses. These consents and waivers were obtained during the 2018 year and prior to the implementation of the Scheme.

Refer note 27 for further information for further information regarding the Convertible Debentures in respect of the Change of Control arising from the implementation of the Scheme.

31

Notes to the consolidated financial statements

18.	Loss per share

Basic loss per share

The basic loss per share for the period is $0.04 (2017 loss per share: $0.08). The calculation of loss per share at 31 December 2018 was based on the consolidated loss attributable to ordinary shareholders of $56,645,000 (2017 loss: $102,182,000) and a weighted average number of ordinary shares outstanding of 1,437,491,532 (2017: 1,203,621,922) calculated as follows:

Loss attributable to ordinary shareholders (basic)

Weighted average number of ordinary shares (basic)

Diluted loss per share

The Company does not have any potential ordinary shares whose conversion to ordinary shares would have a dilutive effect on basic loss per share and as such diluted loss per share is equal to basic loss per share. Potential ordinary shares of the Company consist of 18,900,000 share options issued as share based payments (refer to note 20).

In accordance with AASB 133 Earnings per Share these options and performance rights have been excluded from the calculation of diluted loss per share due to the antidilutive effect.

19.	Employee benefits

20.	Share-based payments

Employee Share Option Plan

In 2007, the Group established a share option plan that entitles employees to purchase shares in the Company. The objective of the plan is to assist in the recruitment, reward, retention and motivation of eligible persons in the Group. Under the plan, the Board and Remuneration, Nomination and Diversity Committee may issue eligible employees with options to acquire shares in the future at an exercise price fixed by the Board or Remuneration, Nomination and Diversity Committee on grant of options. In 2016 the shareholders of the Company approved a new share option plan (2015 EOS).

The vesting of all options is subject to service conditions being met whereby the recipient must meet the eligible employee criteria as defined in the plan.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share based payment options during the period:

32

Notes to the consolidated financial statements

The following table illustrates the exercise of Employee Share Option Plan options during the period:

The outstanding balance of Employee Share Option Plan options as at 31 December 2018 is represented by:

Vesting conditions for unvested Employee Share Option Plan options as at 31 December 2018 is represented below:

The grant date fair value of Employee Share Option Plan options was measured using the Black-Scholes formula. The inputs used to determine the fair value of options granted during the year were:

No other features of options granted were incorporated into the measurement of fair value.

Employee share options forfeited during the period ended 31 December 2018

9,000,000 options exercisable at $0.20 and 9,000,000 options exercisable at $0.25 were forfeited as a result of failure to meet vesting conditions.

8,900,000 options exercisable at $0.20, expiring 31 December 2018 were not exercised and expired in accordance with their terms.

Recognised as employee costs - Employee Share Option Plan

Performance Rights Plan

The Group has an established Performance Rights Plan (PRP) under which Performance Rights may be offered to KMP and employees. Under the PRP, the Board may grant eligible employees with Performance Rights to acquire shares for nil consideration, subject to meeting performance hurdles specified by the Board.

Upon vesting conditions being met, the Performance Rights converted to shares issued under the PRP will rank equally with all other issued shares.

33

Notes to the consolidated financial statements

The following table illustrates the number and movements in Performance Rights during the period:

Performance Rights granted during the period

No Performance Rights were granted during the reporting period.

Performance Rights forfeited during the period

5,045,868 Performance Rights, vesting 31 December 2018 were forfeited as a result of failure to meet vesting conditions.

Performance Rights lapsed during the period ended 31 December 2018

4,402,687 Performance Rights, vesting 31 December 2018 lapsed as performance measures have not been achieved.

Recognised as employee costs - Performance Rights Plan

Other Share Based Payments

The Company may issue options to other parties that are not employees of the Group. These options were not issued under the Employee Share Option Plan and were either approved for issue by shareholders or issued without shareholder approval under ASX listing rule 7.1.

The following table illustrates the number and movements in other share based payment options during the period:

Other Share Based Payment options forfeited during the period ended 31 December 2018

250,000 Other Share Based Payment options, expiring 20 September 2018 were not exercised and expired in accordance with their terms.

The following table illustrates the value of other share based payments recognised:

Warrants

On 7 May 2018 and 28 June 2018, the Company issued 4,520,940 and 7,998,420 attaching warrants to fully paid ordinary shares respectively to its advisors as compensation for services provided in the completion of Tranches 1 and 2 of the share capital raising (refer note 22). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. All the warrants remain outstanding at 31 December 2018.

Deferred Share Price Correlated Compensation

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Deferred Share Price Correlated Compensation in the form of rights to $17,000 of new ordinary shares in the Company per month. Deferred Share Price Correlated Compensation vests monthly during the term of employment based on the volume-weighted average price of the Company’s shares on ASX during the preceding calendar month.

The issue of the new shares in satisfaction of the Deferred Share Price Correlated Compensation were subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders did not give the necessary approvals, then payment would be made in cash in lieu of the shares. Regardless of whether shareholders gave the necessary approvals, the Board may, in its discretion, elect to pay your Deferred Share Price Correlated Compensation in cash in lieu of shares. Any cash payments will be calculated as the number of shares that would have been issued to you multiplied by the volume-weighted average price of the Company’s shares on ASX during the 20 trading days before the date of payment.

34

Notes to the consolidated financial statements

While the rights to the Deferred Share Price Correlated Compensation vest on a monthly basis, the Company is not required to pay or issue shares until it has convened and held a general meeting to seek the necessary shareholder approvals for the issue of the shares.

The Company has recognised $93,774 as share based payment expenses in relation to the Deferred Share Price Correlated Compensation during the period.

Incentive Equity Remuneration

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Incentive Equity Remuneration in the form of rights to receive up to a maximum of 15,000,000 shares, should the following performance hurdles be satisfied within the 12 months commencing 15 July 2018;

a)	if the Company’s share price is $0.14 or more as at the close of trading for at least 10 consecutive trading days, the issue 5,000,000 new ordinary shares in the Company;
b)	if the Company’s share price is $0.18 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company; and
c)	if the Company’s share price is $0.21 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company.

The issue of new shares arising from the satisfaction of the performance hurdles were subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders did not give the necessary approvals, then payment would be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion elect to pay any Incentive Equity Remuneration to which you become entitled in cash in lieu of shares.

The Company has recognised $8,072 as share based payment expenses in relation to the Incentive Equity Remuneration during the period.

Share Capital Raising Fees

On 7 May 2018 and 28 June 2018, the Company issued 6,027,920 and 10,664,560 fully paid ordinary shares respectively at an issue price of $0.083 per Share to its advisors as compensation for services provided in completion of Tranches 1 and 2 of the share capital raising (refer note 22). The total value of the share based payments for the equity raising, including the warrants above, is $1.7 million.

Scheme Implementation

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s share based payments. Refer note 27 for further information.

21.	Trade and other payables

In accordance with the MACA Termination Agreement, amounts owing to MACA were transferred from trade and other payables to borrowings. Refer to note 17 for further information.

22.	Capital and reserves

Share Capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are fully paid and rank equally with regard to the Company’s residual assets.

35

Notes to the consolidated financial statements

Share capital raising

In May 2018 and June 2018, the Company raised $5.6 million and $10.4 million before costs, through the placement of 67,812,300 and 125,505,500 fully paid ordinary shares and 50,859,225 million and 94,129,125 attaching warrants, respectively, to sophisticated and professional investors. The initial fair value of the warrant embedded derivative of $4.2 million has been recognised as a liability in accordance with the accounting standards. The embedded derivate liability was revalued at 31 December 2018 to $2.1 million with the change in fair value recognised in profit or loss.

Additionally, in July 2018 and August 2018, the Company raised $0.8 million and $11.8 million before costs, through the placement of 11,850,069 and 218,293,000 fully paid ordinary shares.

Translation Reserve

The translation reserve comprises all foreign currency differences arising from the translation of foreign operations.

Share Based Payments Reserve

The share based payments reserve includes the cumulative expense recognised in respect of share options and performance rights granted, along with Deferred Share Price Correlated Compensation and Incentive Equity Remuneration. Please refer to note 20 for further information regarding share based payments.

Taxation Reserve

The Group has established a taxation reserve. The reserve is used to accumulate taxation savings received by the Group as a result of a lower taxation rate being applied in Brazil through its eligibility for a tax incentive program (SUDAM). SUDAM reduces the Group’s effective tax rate from approximately 34% to approximately 15%. The rules of the incentive program require the Group to accumulate incentives received through tax savings in a taxation reserve.

Scheme Implementation

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s capital and reserves. Refer note 27 for further information.

23.	Provisions

(i)	Movements in provisions

Movements in each class of provision during the year are set out below:

Site restoration

The provision includes estimates of costs associated with reclamation, rehabilitation and other costs associated with the restoration of the present mine site. Estimates of restoration costs are based on current legal requirements and future costs that have been discounted to their present value at a Brazilian risk free discount rate of 9.14% (2017: 10.09%).

Community Fund

The provision for the Community Fund relates to amounts payable under an Agreement with the Municipality of Pedra Branca and the Municipality of Serra do Navio in whose region the Group’s Brazilian Tucano Gold Project resides. The agreement requires the Group make annual payments to the municipalities calculated as one percent of the Gross Revenue (as defined by the Agreement) of the Tucano Gold Mine.

36

Notes to the consolidated financial statements

24.	Contingencies

Following the acquisition of the Tucano Gold Project in 2010, the Group assumed a claim relating to environmental damages to William Creek. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation.

In January 2018 the Amapá State Court ordered the Group to pay a fine of R$6 million plus interest and inflation to the State Environmental Fund. No liability has been recognised in relation to this decision based on legal advice received and as the Group is in the process of appealing.

25.	Related parties

Key management personnel compensation

The key management personnel compensation is as set out below.

Key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial and/or operating policies of those entities.

Great Panther

Subsequent to year end the Company was acquired by Great Panther and became a 100% owned subsidiary.

Following the implementation of the Scheme, the terms of the loan from Great Panther (note 17) have been amended. Refer note 27 for further information.

No transactions have occurred during the current year (2017: none) with related parties.

26.	Group entities

The Group’s principal subsidiaries at 31 December 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Ultimate parent and subsidiaries	Country of incorporation	Interest 2017	Interest 2016
Parent entity
Beadell Resources Ltd	Australia
Subsidiaries
Beadell Resources Mineração Ltda (ii)	Brazil	100%	100%
Beadell (Brazil) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell (Brazil 2) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell Brasil Ltda (ii)	Brazil	100%	100%

Notes

(i)	These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with ASIC Corporations (Wholly owned Companies) Instrument 2016/785 issued by the Australian Securities and Investments Commission. For further information refer to note 28.
(ii)	These entities are considered to be material controlled entities of the Group.

27.	Subsequent events

Scheme Implementation

On 12 February 2019 a Scheme Meeting was held at which Beadell shareholders agreed to the acquisition of the Company by Great Panther. Under the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell Share.

On 5 March 2019, the Scheme was implemented and Beadell became a 100% owned subsidiary of Great Panther. At the close of trading 6 March 2019 Beadell was removed from the Official List of ASX Limited.

VAT receivables

On 19 January 2019, the Company announced the receipt of R$37.9 million ($13.9 million) of tax refunds from COFINS (Contribuição para Financiamento da Seguridade Social) representing 50% of the Companies outstanding COFINS tax credit.

37

Notes to the consolidated financial statements

MACA Termination Agreement

Following the Implementation of the Scheme, the original terms of the MACA Termination Agreement have been amended. The material amended terms of the MACA Termination Agreement are as follows;

a)	Advancement of the 31 March 2019 principal repayment of $3 million to 30 days following the Completion Date (March 2019) and advancement of monthly principal repayments of $1.5 million to 30 April 2019 from 31 July 2019, resulting in total principal repayments during 2019 increasing from $12 million to $16.5 million;
b)	Great Panther has guaranteed the first $6 million of principal repayments;
c)	MACA have a right to convert $15 million of the remaining loan outstanding to shares in Great Panther, subject to:
•	a limit of $5 million in each quarter following the Completion Date at a 5% discount to the 20-day volume weighted average price;
•	any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly repayments on a pro-rata basis;
d)	Amendment to reduce the provision to provide 30% of net proceeds from any debt or equity financing as a repayment to MACA to 10%; and
e)	Amendment to reduce the provision to provide 30% of net proceeds from any exercise of warrants as a repayment to MACA to 20%.

Additionally, MACA exercised its right to a conversion of $5 million of the remaining loan outstanding to shares in Great Panther in April 2019 and repayments totalling $4.5 million were made in April 2019. The current balance of the MACA Termination Agreement is $45.2 million.

Convertible Debentures

The implementation of the Scheme constitutes a “Change of Control” (as defined in the Debenture Indenture) of Beadell. In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make an offer (the Change of Control Purchase Offer) to purchase all Beadell Convertible Debentures (the Repurchase) on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest. All holders of Beadell Convertible Debentures have agreed in writing to accept the Change of Control Purchase Offer and the Repurchase was completed on 3 April 2019.

Santander - Itaú Facility

Following the implementation of the Scheme, the original terms of the Santander - Itaú Facility have been amended. A payment of US$5 million was made in January 2019. The final scheduled repayment of US$5 million which was due in April 2019 has been extended to June 2019. The Santander - Itaú Facility is scheduled to be repaid in full by June 2019.

Great Panther Funding

On 14 January 2019, the Company announced that Great Panther has agreed to accept a partial repayment of US$3 million of the principal loan amount, plus interest and fees accrued to date with no fixed repayment date for the remaining US$2 million.

Following the implementation of the Scheme, additional non-interest bearing funding has been provided to the Company of $28.9 million, with no fixed repayment date.

Funding has also been provided to the Company in the form of an uncommitted Gold Prepayment Facility. To date the prepayments with respect to 11,310 outstanding ounces of gold total US$14.3 million ($20.1 million).

Employee Share Option Plan

Upon implementation of the Scheme, all outstanding options which were not exercised lapsed and were terminated in accordance with their terms.

Incentive Equity Remuneration

Upon implementation of the Scheme, all outstanding rights to Incentive Equity Remuneration lapsed in accordance with their terms.

Deferred Share Price Correlated Compensation

Upon implementation of the Scheme, rights to the entitlement to receive the equivalent of 12 months’ Deferred Share Price Correlated Consideration vested.

Warrants

Prior to the implementation of the Scheme, Beadell reached an agreement with all Warrant holders to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on completion of the Scheme on the following terms:

a)	The Warrant holder agrees to the transfer of their Beadell Warrants to Great Panther, on the Implementation Date, at Great Panther’s election;
b)	Great Panther must provide the Warrant Consideration to the Warrant holder on the Implementation Date; and

38

Notes to the consolidated financial statements

c)	The consideration to be provided by Great Panther to each holder of Beadell Warrants for the cancellation of each Beadell Warrant, being 0.0619 of a Replacement Warrant for each Beadell Warrant.

Scheme financial advisor fees

In September 2018 Beadell engaged a financial advisor to act as an exclusive advisor regarding a number of possible corporate transactions. On acceptance of this engagement Beadell agreed to pay a Completion Fee at the closing of certain corporate transactions. The value of the Completion Fee is equal to 1.5% of the Aggregate Consideration Received up to $137.5 million and 2% of the Aggregate Consideration Received that is greater than $137.5 million. The implementation of the Scheme has resulted in the payment of a Completion Fee of US$1.6 million ($2.3 million) to the financial advisor in March 2019.

There have been no other events subsequent to balance sheet date which would have a material effect on the Group’s financial statements.

28.	Parent entity guarantees

Deed of Cross Guarantee

Pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785, the wholly owned Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors’ reports. It is a condition of the class order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of a winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under the provisions of the Act, the Company will only be liable after six months in the event any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the Company is wound up.

A consolidated statement of comprehensive income and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between the parties are as set out below.

39

Notes to the consolidated financial statements

Brazilian subsidiary guarantee

The parent entity has guaranteed the performance of a subsidiary in Brazil in relation to certain amounts due under the MACA Termination Agreement. In the event of default of one of the Group’s Brazilian subsidiaries, MACA has the right to demand payment from the parent.

29.	Auditors’ remuneration

40

Notes to the consolidated financial statements

30.	Parent entity

As at and during the period ending 31 December 2018 the parent company of the Group was Beadell Resources Ltd.

The implementation of the Scheme subsequent to the end of the year has resulted in Beadell Resources Ltd becoming a wholly owned subsidiary of Great Panther. Refer note 27 for further information.

Parent entity contingencies

The parent entity has entered into a Deed of Cross Guarantee with two of its wholly owned subsidiaries. The effect of the Deed of Cross Guarantee is that the Company guarantees debts in respect of these subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the Deed are disclosed in note 28.

41

Directors’ declaration

1.       In the opinion of the directors of Beadell Resources Limited (the Company):

(a)	the consolidated financial statements and notes 1 to 30 that are contained within are in accordance with the Corporations Act 2001 (Cth), including:
(i)	giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the financial year ended on that date; and
(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	as set out in note 2(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	There are reasonable grounds to believe that the Company and the group entities identified in note 26 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those group entities pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785.

Signed in accordance with a resolution of the Directors:

GREGORY BARRETT
Director
Dated at Perth, this 30th day of April 2019

42

Auditor’s independence declaration

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Beadell Resources Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of Beadell Resources Limited for the financial year ended 31 December 2018 there have been:

i. no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Graham Hogg
Partner

Perth

30 April 2019

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

43

Independent auditor’s report

KPMG

Independent Auditor's Report

To the shareholders of Beadell Resources Limited

Report on the audit of the Financial Report

Opinion

We have audited the ***Financial Report*** of Beadell Resources Limited (the Company).

In our opinion, the accompanying Financial Report of the Company is in accordance with the *Corporations Act 2001*, including:

The ***Financial Report*** comprises:

- Consolidated statement of financial position as at 31 December 2018
- Consolidated statement of profit or loss and other comprehensive income, Consolidated statement of changes in equity, and Consolidated statement of cash flows for the year then ended
- Notes including a summary of significant accounting policies
- Directors' Declaration.

The ***Group*** consists of the Company and the entities it controlled at the year-end or from time to time during the financial year.

Basis for opinion

We conducted our audit in accordance with *Australian Auditing Standards*. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report.

We are independent of the Group in accordance with the *Corporations Act 2001* and the ethical requirements of the *Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the Financial Report in Australia. We have fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty related to going concern

We draw attention to Note 2(d), "Going Concern" in the financial report. The conditions disclosed in Note 2(d), indicate a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, whether it will realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report. Our opinion is not modified in respect of this matter.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

44

Independent auditor’s report

KPMG

Other Information

Other Information is financial and non-financial information in Beadell Resource Limited's annual reporting which is provided in addition to the Financial Report and the Auditor's Report. The Directors are responsible for the Other Information.

The Other Information we obtained prior to the date of this Auditor's Report was the Directors' Report.

Our opinion on the Financial Report does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the Financial Report, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Financial Report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this Auditor's Report we have nothing to report.

Responsibilities of the Directors for the Financial Report

The Directors are responsible for:

- Preparing the Financial Report that gives a true and fair view in accordance with *Australian Accounting Standards* and the *Corporations Act 2001*
- Implementing necessary internal control to enable the preparation of a Financial Report that gives a true and fair view and is free from material misstatement, whether due to fraud or error
- Assessing the Group's ability to continue as a going concern and whether the use of the going concern basis of accounting is appropriate. This includes disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless they either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the Financial Report

Our objective is:

- To obtain reasonable assurance about whether the Financial Report as a whole is free from material misstatement, whether due to fraud or error; and
- To issue an Auditor's Report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with *Australian Auditing Standards* will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error. They are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Report.

A further description of our responsibilities for the audit of the Financial Report is located at the *Auditing and Assurance Standards Board* website at: http://www.auasb.gov.au/auditors_responsibilities/ar3.pdf This description forms part of our Auditor's Report.

KPMG

KPMG

Graham Hogg
Partner
Perth
30 April 2019

45

APPENDIX B

Unaudited pro forma combined statement of loss for the year ended December 31, 2018

PRO-FORMA COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2018

(UNAUDITED - PREPARED BY MANAGEMENT)

(Expressed in US Dollars)

GREAT PANTHER MINING LIMITED
PRO-FORMA COMBINED STATEMENT OF LOSS
For the year ended December 31, 2018
(Expressed in thousands of US dollars, except per share amounts)

	GREAT PANTHER SILVER LIMITED	BEADELL RESOURCES LIMITED *note 3(c)*	PRO-FORMA ADJUSTMENTS *note 3 (a), (b)*	PRO-FORMA COMBINED
	Year ended December 31, 2018			
Revenue	$ 59,434	$ 154,456	$ -	$ 213,890
Cost of sales				
Production costs	47,414	112,566	-	159,980
Amortization and depletion	3,462	27,676	-	31,138
Share-based compensation	373	-	-	373
Royalties	-	3,868	-	3,868
	51,249	144,111	-	195,360
Mine operating earnings	8,185	10,346	-	18,531
Administrative expenses	5,338	15,406	-	20,744
Amortization and depletion	111	-	-	111
Share-based compensation	940	-	-	940
General and administrative expenses	6,389	15,406	-	21,795
Exploration and evaluation expenses	11,329	874	-	12,203
Mine development costs	1,716	-	-	1,716
Share-based compensation	8	-	-	8
Exploration, evaluation and development expenses	13,053	874	-	13,927
Impairment	-	5,646	-	5,646
Interest income	1,518	19	(48)	1,489
Finance costs	(20)	(6,841)	48	(6,813)
Accretion	(897)	(346)	-	(1,243)
Foreign exchange gain (loss)	1,067	(4,986)	-	(3,919)
Changes in fair value of derivatives	-	3,571	-	3,571
Transaction costs	-	(912)	(2,620)	(3,532)
Other income (expense)	178	540	-	718
Finance and other income (expense)	1,846	(8,954)	(2,620)	(9,728)
Income (loss) before income taxes	(9,411)	(20,535)	(2,620)	(32,567)
Income tax expense	652	21,827	-	22,479
Net income (loss) for the period	**$ (10,063)**	**$ (42,362)**	**$ (2,620)**	**$ (55,045)**
Earnings (loss) per share				
Basic and diluted (note 4)	**$ (0.06)**	**$ (0.03)**		**$ (0.20)**

The accompanying notes are an integral part of these pro-forma combined statement of loss

GREAT PANTHER MINING LIMITED
NOTES TO PRO-FORMA COMBINED STATEMENT OF LOSS
Year ended December 31, 2018 (UNAUDITED)
(expressed in thousands of US dollars, unless otherwise noted)

1.	Acquisition of Beadell

On March 5, 2019, Great Panther Mining Limited (“Great Panther”, “GPR” or the “Company”) acquired 100% of the issued and outstanding common shares of Beadell Resources Ltd. (“Beadell”) through the issuance of 103,593,043 Great Panther common shares to Beadell shareholders (the “Acquisition”), representing approximately 38% of the post-Acquisition issued and outstanding Great Panther shares. The share exchange represents a ratio of 0.0619 Great Panther shares for each Beadell share (the “Exchange Ratio”). Additionally, the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell. The number of Company share purchase warrants issued were equal to the number of the outstanding Beadell warrants on the Acquisition Date multiplied by the Exchange Ratio, at a price adjusted in accordance with the Exchange Ratio, on the same terms and conditions as the original warrants.

The Acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Third party appraisals, discounted cash flow models, and quoted market prices, have been used in determining the estimated fair values. As the Acquisition was completed close to March 31, 2019, the process to determine certain fair values is incomplete. Acquisition costs consisting of advisory, legal, accounting, valuation, and other professional or consulting fees directly associated with the transaction to acquire Beadell of $2,620 were expensed as incurred during the three months ended March 31, 2019.

The following table shows the preliminary allocation of the Purchase Price to the assets acquired and liabilities assumed, based on estimates of fair value, at the Acquisition Date:

103,593,043 common shares issued (1)	$93,235
9,749,727 warrants issued	2,646
Consideration	$95,881

Cash and cash equivalents	$1,441
Trade and other receivables	26,733
Inventories	36,820
Other current assets	433
Restricted cash	61
Mineral properties, plant and equipment	142,427
Right-of-use assets	18,397
Exploration and evaluation assets	309
Other receivables - non-current	735
Trade payables and accrued liabilities	(28,429)
Borrowings	(68,970)
Lease liabilities	(18,397)
Great Panther loan advance	(2,370)
Reclamation and remediation provision	(6,375)
Other liabilities and provisions	(6,934)
Net identifiable assets acquired	$95,881
(1) The common shares were valued at the closing price of the Company’s shares on the NYSE American on March 5, 2019 ($0.90).

GREAT PANTHER MINING LIMITED
NOTES TO PRO-FORMA COMBINED STATEMENT OF LOSS
Year ended December 31, 2018 (UNAUDITED)
(expressed in thousands of US dollars, unless otherwise noted)

2.	Basis of Presentation

The unaudited pro-forma combined statement of loss for the year ended December 31, 2018 (“the pro-forma statement of loss”) has been prepared by the management of Great Panther Mining Limited (“Great Panther” or the “Company”).

The pro-forma statement of loss gives effect to the Acquisition of all of Beadell’s outstanding ordinary shares by Great Panther as described above as a business combination. The pro-forma statement of loss has not been adjusted to reflect any non-recurring charges directly related to events that have or may be incurred following the closing of the Acquisition.

The unaudited pro forma combined statement of loss for the year ended December 31, 2018 has been prepared from the consolidated statement of income (loss) of Great Panther and Beadell’s consolidated statement of profit or loss and other comprehensive income, each for the year ended December 31, 2018, giving effect to (i) the Acquisition as if it had occurred on January 1, 2018, and (ii) the assumptions and adjustments as described in note 3.

The pro-forma statement of loss is presented in US dollars (“USD”).

A consolidated interim statement of financial position reflecting the Acquisition was included in the condensed interim consolidated financial statements of Great Panther as at and for the three months ended March 31, 2019, which were filed on www.sedar.com on May 15, 2019.

The pro-forma statement of loss has been prepared for illustrative purposes only, and does not purport to represent the results of operations that would have resulted had the Acquisition occurred on January 1, 2018. Further, the pro-forma statement of loss is not necessarily indicative of the future results of operations which would result from the Acquisition. This pro-forma statement of loss should be read in conjunction with the audited consolidated financial statements of Great Panther and Beadell as at and for the year ended December 31, 2018.

The pro-forma statement of loss does not reflect any cost savings, operating synergies or enhancements that the combined company may achieve from the Acquisition.

The accounting policies used in the preparation of the pro-forma statement of loss are those set out in the audited financial statements of Great Panther as at and for the year ended December 31, 2018. Great Panther prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). In preparing the pro-forma statement of loss, a review was undertaken by Management to identify differences between Great Panther’s accounting policies and those of Beadell that could have a material impact on the pro-forma statement of loss. No material differences were noted.

3.	Pro-Forma Adjustments and Assumptions

The pro-forma statement of loss incorporates the following pro-forma assumptions:

(a)	Transaction costs incurred by Great Panther subsequent to December 31, 2018 in relation to the Acquisition in the amount of $2,620. These costs include accounting, legal, regulatory and financial advisory fees.

(b)	Elimination of Great Panther’s interest income and Beadell’s interest expense in relation to a loan agreement pursuant to which Great Panther advanced Beadell and its subsidiary, Beadell Brasil Ltda, as joint and several borrowers, a non-revolving term loan in the principal amount of $5,000 for their general working capital requirements prior to the Acquisition.

(c)	The consolidated statement of profit or loss and other comprehensive income of Beadell for the year ended December 31, 2018 has been translated into US dollars from Australian dollars at the average exchange rate of 1.3372 AUD per 1 USD, and certain Beadell amounts have been reclassified to conform with Great Panther’s presentation.

GREAT PANTHER MINING LIMITED
NOTES TO PRO-FORMA COMBINED STATEMENT OF LOSS
Year ended December 31, 2018 (UNAUDITED)
(expressed in thousands of US dollars, unless otherwise noted)

4.	Pro-Forma Share Capital and Loss Per Share

As a result of the Acquisition, the share capital as at December 31, 2018 in the pro-forma statement of loss comprises the following:

Authorized

Unlimited common shares, without par value

Number of Shares

Opening balance of Great Panther	169,165,007

Equity issued on the Acquisition of Beadell	103,593,043
Pro-forma Share Capital	273,032,395

Year ended December 31, 2018

Loss attributable to equity owners	$(55,045)
Pro-forma weighted average number of shares outstanding	272,480,706
Pro-forma basic and diluted loss per share	$(0.20)

SCHEDULE A

INFORMATION CONCERNING BEADELL RESOURCES LIMITED

Corporate Overview

Name, Address and Incorporation

Beadell was incorporated on May 3, 2007 under the Corporations Act 2001 and is taken to be registered in Western Australia. (ACN 125 222 291). Beadell’s registered address is Level 2, 16 Ord Street, West Perth, Western Australia 6005.

Intercorporate Relationships

The following chart sets forth Beadell’s corporate structure, including each of its material subsidiaries and the jurisdiction in which they are organized, all of which are owned in the percentages set out below, as at March 5, 2019, the date of the Transaction.

Key:	BDR: Beadell Resources Ltd.
BBL: Beadell Brasil Ltda
BDRB: Beadell (Brazil) Pty Ltd
BDRB 2: Beadell (Brazil 2) Pty Ltd
BDRH: Beadell Resources (Holdings) Ltd
BRM: Beadell Resources Mineração Ltda
BRMH: Beadell Resources Mineração (Holdings) Ltd
CANGA: Mineração Serra da Canga Ltda
MARINA NORTE: Marina Norte Empreendimentos de Mineração S.A.
MVR: Mineração Vale dos Reis Ltda
TML: Tartarugalzinho Mineração Ltda

3

Business of Beadell

Beadell owned and operated the Tucano Gold Mine, located in Amapá State, northern Brazil. Tucano has approximately 1.26 million ounces proven and probable gold reserves, approximately 2.05 million ounces of measured and indicated gold resources and 1.16 million ounces of inferred gold, with over 2,500 km2 of highly prospective contiguous gold exploration tenements. Tucano’s reserves and resources are presented as at June 30, 2018 in accordance with the 2012 JORC Code and are detailed below under “Tucano Gold Projects Ore Reserve and Mineral Resources as at June 30, 2018”.

Readers may also refer to Appendix E - Information Concerning Beadell Resources Limited of the Company’s information circular dated December 21, 2018 for additional information on Beadell and the Tucano Gold Mine, which information is not incorporated by reference into this Business Acquisition Report.

Overview of Tucano Gold Mine

The Tucano Gold Mine has exploration licences and mining concessions spread across approximately 2,500 square kilometres. Tucano consists of open pits which deliver ore to a 3.6 million tonnes per annum processing plant located at the Tucano mine (the “Tucano Processing Plant”).

Gold production for 2018 was 123,296 ounces at an AISC of $1,073 per ounce and a total of 20,657,271 tonnes of material was moved.

In May 2017, Beadell announced the results of a feasibility study completed on a proposed upgrade to the Tucano Processing Plant. The feasibility study demonstrated the viability of upgrading the Tucano Processing Plant with an incremental estimate post tax present value of $127 million at a 5% discount rate, and estimated internal rate of return of 138% and a 14-month payback period. The estimated pre-production capital cost was $27.6 million.

The Tucano Plant Upgrade Project (the “Tucano Plant Upgrade Project”) encompasses four key areas including installation of a ball mill, pre-leach thickener, carbon-in-leach (“CIL”) tank and oxygen plant designed to increase sulphide ore processing capacity from approximately 30% to 80% of plant feed and increase recoveries from approximately 88% to 93%. The project is also expected to deliver the following benefits:

•	the ability to process any mix of sulphide / oxide mill feed allowing the mine to be fully optimised based on maximizing grade;
•	the ability to consistently process head grades in line with the reserve grade; and
•	a stable gold production profile and more consistent cash flow.

On September 3, 2018, Beadell announced completion of the ball mill, approximately two weeks ahead of schedule as guided by new management appointed in July 2018.

Using the feasibility study USD/Brazilian Real (“R$”) exchange rate of 3.40, capital expenditure related to the Tucano Plant Upgrade Project as of December 31, 2018 was approximately R$96 million ($28 million) with approximately R$14 million ($4 million) remaining for a total capital expenditure of R$110 million ($32 million),. This is in line with the update provided in Beadell’s June 2018 quarterly report, which highlighted an additional $2 million to $4 million increase from the original budget of $28 million.

4

Beadell increased power usage from the grid to 9MW and is seeking to increase the draw to a total of 12MW from the grid in 2019.

Beadell replaced MACA Limited (“MACA”) with U&M Mineração e Construção (“U&M”) in May 2018 as mining contractor in order to achieve lower cost per tonne, only pay on a variable cost basis and increase the productivity of material movement, thus improving the operating performance of Tucano.

Beadell announced on November 22, 2018 that U&M’s mining fleet was fully mobilized and commissioned, marking a full transition from MACA. In addition, Beadell’s owner-operated fleet was placed on care and maintenance. Mining activities at Tucano from November 22, 2018 have been fully performed by U&M.

Further, on November 22, 2018, Beadell announced that construction of the pre-leach thickener, CIL tank and oxygen plant that comprise the final stages of the Tucano Plant Upgrade Project were complete and fully commissioned. Beadell later announced that issues with the effectiveness of the oxygen supply were identified during the commissioning process. The subsequent decision was made to install a supplemental modular liquid oxygen supply system to increase oxygen in the leach tanks sufficient to achieve design recoveries for higher-grade ore with high pyrrhotite content.

Tucano Technical Report

The following information regarding the Tucano Gold Mine is derived from the NI 43-101 technical report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine dated October 31, 2018” (the “Tucano Technical Report”) on the Tucano Gold Mine. The Tucano Technical Report was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) in accordance with the requirements of NI 43-101. The Tucano Technical Report was dated October 31, 2018 with an effective date of May 11, 2018. Due to the May 11, 2018 effective date, the information included in the Tucano Technical Report does not account for depletion, as reflected in the reserve and resource update issued by Beadell on December 4, 2018 that is dated as of June 30, 2018 that is summarized below.

The following is a summary only of the information regarding the Tucano Gold Mine and is supported by the Tucano Technical Report. This summary is qualified by reference to the entire Tucano Technical Report. Readers seeking additional detailed information on the Tucano Technical Report are encouraged to review the entire Tucano Technical Report filed on Great Panther’s SEDAR profile at www.sedar.com on November 6, 2018. References to the “Property” in the discussion below are to the Tucano Gold Mine.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the Tucano Technical Report and related exhibits.

Qualified Persons for the Tucano Technical Report

AMC was responsible for managing and preparing the Tucano Technical Report with inputs from the following Qualified Persons: Mr. G. Methven, P.Eng from AMC Mining Consultants (Canada) Ltd., Mr. B. Wolfe, MAIG from International Resource Solutions Pty Ltd., Mr. N. Spicer, C.Eng from Minesure Pty Ltd., Mr. R. Lacourt, SME - RM from LOM Consultants, Mr. J. Moreno, MIEAust, CPEng from SRK Consultants, Mr. P. O’Bryan, MAusIMM (CP) from Peter O’Bryan and Associates, Mr. R. Walton, P.Eng from Ray Walton Consulting Inc., and Mr. M. Batelochi, MAusIMM (CP) from Soluções em Geologia e Mineração Ltda. Messrs. Wolfe and Batelochi are referred to as the “Tucano Qualified Persons” herein.

5

Asset Summary

The Tucano Gold Mine has produced between 122,000 and 145,000 ounces per year from several open pit mines in the northern state of Amapá, Brazil. Formerly a heap leaching operation, it ran from late 2005 until January 2009, producing approximately 292,000 troy ounces of gold from 8.8 Mt of ore. The property was put under care and maintenance due to problems treating the increasingly transitional material. Beadell acquired the property in 2010 and the process plant was upgraded with the addition of a SAG mill and CIL infrastructure, capable of treating sulphide ore. From November 2012 to June 30, 2017, 17.0 Mt at 1.34 g/t gold containing 735,294 ounces of gold were processed, feed was made up of a blend of pit oxide ore, sulphide ore, spent ore, and historic stockpiles.

Location

The Tucano Gold Mine is located in Amapá, the most north-eastern state of Brazil, approximately 15 km from the town of Serra do Navio. The mine is approximately 200 km from Macapá, the state capital, and is accessible by the Brazilian federal highway BR-210, or by chartered aircraft. The location of the Tucano Gold Mine is presented in the following map:

6

Ownership

Beadell owns a 100% interest in the Tucano Gold Mine through its wholly-owned subsidiary, Beadell Brasil. Beadell commenced commercial production of the Tucano Gold Project in 2011 following the commissioning of its SAG mill and CIL process plant.

Beadell has exploration rights or controls approximately 2,500 square kilometres of land around the Tucano Gold Mine, of which 3,971 hectares are in the mine permit area. Details of the tenements are included in the Tucano Technical Report.

Mineral Resources

Tucano contains an estimated Measured and Indicated Resource of 40.7 Mt at 1.71 g/t gold containing 2.24 Moz gold and an Inferred Resource of 16.4 Mt at 2.19 g/t gold containing 1.15 Moz gold, as summarized in the table below.

The Mineral Resources for Tucano have been estimated by Mr. Brian Wolfe, Principal Resource Geologist of International Resource Solutions Pty Ltd, who takes responsibility for the Tap AB and Urucum estimates of the open pit multiple indicator kriging models and Mr. Marcelo Batelochi, Principal Resource Geologist of Soluções em Geologia e Mineração Ltda, who takes responsibility for the remaining estimates.

The Mineral Resources were modelled by a combination of multiple indicator kriging and ordinary kriging.

For the purpose of reporting open pit Mineral Resources, the Tucano Qualified Persons tabulated the Mineral Resources within pit shells optimized using a gold price of $1,500 per ounce of gold for the Tap AB and Urucum deposits.

The Mineral Resources have been estimated in accordance with NI 43-101 and CIM 2014. Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves. A summary of the Mineral Resources as of June 30, 2017 are reported in the following table.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Summary of Mineral Resources as of June 30, 2017

Classification	Tonnes (kt)	Au grade (g/t)	Contained Au metal (koz)
Measured	18,448	1.41	835
Indicated	22,293	1.96	1,405
Measured and Indicated	40,742	1.71	2,240
Inferred	16,351	2.19	1,150

Notes:

(1)	The June 2017 Tap AB UG Resource includes 173 kt at 4.68 g/t Au of Inferred Oxide in the Inferred Fresh Category.
(2)	CIM 2014 were used for reporting the Mineral Resources.

7

(3)	Mr. B. Wolfe, MAIG is the Qualified Person under NI 43-101 and takes responsibility for the mineral resource estimate for the Tap AB Open Pit and Urucum Open Pit Resource. Mr. M. Batelochi, MAusImm (CP) is the Qualified Person under NI 43-101 and takes responsibility for all remaining resources.
(4)	Tap AB and Urucum open pit mineral resources are constrained by an optimized pit shell at a gold price of US$1,500 oz and using Measured, Indicated, and Inferred categories. The COG applied to the open pit resources is 0.5 g/t Au. The COG applied to ore stockpiles is 0.5 g.t with the exception of Marginal ore which has a COG of 0.3 g/t Au.
(5)	The underground COG is 1.2 g/t Au.
(6)	Drilling results are up to the June 30, 2017 for the Tap AB Open Pit resource. For all other deposits, drilling results up to the December 31, 2016, excluding the Urucum North Underground resource which has drilling results up to September 2015.
(7)	Mineral Resources are inclusive of their derived Mineral Reserves.
(8)	The numbers may not compute exactly due to rounding.

The Qualified Persons of the Tucano Technical Report are not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

Mineral Reserves

Tucano Mineral Reserve estimates as of June 30, 2017 stated in the Tucano Technical Report are based on the Mineral Resources reported above and updated by Nigel Spicer of Minesure Pty Ltd. The Urucum underground Mineral Reserve was restated by AMC Consultants based on the PFS study completed in 2016 and in line with NI 43-101 guidelines. COG used for the underground Mineral Reserves at Urucum was 1.6 g/t gold. The key modifying parameters upon which the June 30, 2017 open pit Mineral Reserve estimates were made are summarized in the following table.

Reserve key modifying parameters for the optimized pit shells constraining the open pit reserves as at June 30, 2017

Based on the updated Measured and Indicated Mineral Resources for the various mineral deposits at Tucano, the total Proven and Probable Mineral Reserves using a gold price of $1,200 per ounce for the open pit reserves and $1,120 per ounce for the Urucum underground reserves, inclusive of stockpiles and as of June 30, 2017 is estimated to be 24.5 Mt at 1.79 g/t Au for 1.41 Moz of gold (see the following table). Open pit reserves for Tap AB and Urucum have been reported within pit designs optimized at a gold price of $1,150 per ounce and $1,100 per ounce, respectively. The Mineral Reserves have been estimated in accordance with NI 43-101 CIM 2014.

8

Exchange rates of USD to R$ used for the estimation of Mineral Reserves are presented below.

Tucano gold operation - Mineral Reserves as at June 30, 2017

Notes:
(1)	2018 Open Pit Mineral Reserves are stated as of June 30, 2017 based on the COGs as detailed in the Mineral Reserves table above. Mineral Reserves are reported within open pit designs based on pit optimized shells using the following optimization COGs; Tap AB Oxide: 0.66 g/t Au, Tap AB Fresh: 0.82 g/t, Urucum Oxide 0.74 g/t Au, Urucum Fresh 0.94 g/t Au, Tap C Oxide 0.66 g/t Au, Tap C Fresh 0.86 g/t Au, Urucum East Oxide 0.74 g/t Au, and Urucum East Fresh 0.94 g/t Au. The COG is based on total costs per pit (inclusive of processing, G&A, tech services and haulage, exclusive of mining costs) and averages US$12.8 for oxide and US$16.8 for fresh. Metallurgical recoveries are 95% for oxide and 93% for sulphides. The gold price used for the open pit optimizations was US$1,150/oz for Tap AB and US$1,100 for Tap C and Urucum. The gold price used to calculate the COGs for the reserves reported within the optimized pit designs was US$1,200 per ounce. An exchange rate of US$:R$ of 1:3.2 for Tap AB and 1:3.4 for Urucum was used. Open Pit Mining Recoveries of 100% for oxide and fresh were used at Urucum, 90% for oxide and fresh at Tap C and Tap AB and 90% oxide, 100% fresh at Urucum East. Dilution used for all pits was 15% for oxide and 20% for fresh.
(2)	2018 Underground Mineral Reserves are stated as of June 30, 2017 and based on a COG of 1.6 g/t Au. The COG is based on an incremental mining and processing cost of US$50/t, metallurgical recovery of 90%, a gold price of US$1,120/oz and an exchange rate of US$:R$ of 1:3.8.
(3)	A 0.5 m dilution skin was assumed for the HW and FW side of the underground production stopes making the total dilution 1.0 m in width. Ore losses were assumed to be 8% for the Benching method, 14% for the Up-Hole retreat method, and ore losses for the recovery of the sill pillars were assumed to be 35%.
(4)	The JORC reserve released on December 19, 2017 to the ASX ("Interim Mineral Resource and Ore Reserve Update as at June 30, 2017") stated the total Urucum Underground Reserve was 2,972 kt at 3.61 g/t Au for 345 koz Au. This reserve was reported by AMC inclusive of Inferred resource blocks captured inside the stope designs that were optimized on Measured and Indicated Resources in the 2016 PFS. The Inferred Resources falling within the stope designs was removed from the calculations and reporting of the NI 43-101 compliant Urucum Underground Reserves by AMC Vancouver in 2018 and has been quoted in the Table 1.3 above.

9

Mining

Tucano commenced operations in 2005 and continued as a heap leach operation until 2009 when it was placed on care and maintenance following processing problems caused by increasingly transitional ore. In 2010 Beadell acquired the mine and commenced construction of a CIL plant to add onto the existing process infrastructure. Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012. From November 2012 until June 30, 2017, 17.0 Mt at 1.34 g/t gold containing 735,294 oz gold had been processed, made up of a blend of pit oxide ore, sulphide ore, spent ore, and historic low-grade stockpiles. Tucano uses a conventional open pit selective mining method, employing U&M as its principal mining contractor as of November 22, 2018.

Metallurgy and process plant

The Tucano Processing Plant uses a conventional CIL gold recovery process. The comminution circuit of the process plant comprises a primary jaw crusher, followed by a SAG mill, ball mill and thickener. The milled product is processed in the CIL circuit where gold contained in the ore is treated with oxygen, leached and adsorbed onto activated carbon. The CIL tails slurry undergoes cyanide destruction prior to disposal in the tailings dam. Loaded carbon is rinsed prior to elution. A Pressure Zadra elution circuit is used to remove the gold from the loaded carbon, after which the rich solution flows through a bank of two electrowinning cells where the gold in the solution is deposited on the cathodes within the cells.

Following elution, the carbon is re-generated in the carbon re-generation kiln prior to being returned to the CIL circuit. The sludge containing the gold (which is weakly adhered to the cathodes) is dislodged with a high-pressure water spray and the sludge is dried in a drying oven before being direct smelted with fluxes in a furnace. The doré metal and slag separate in the furnace, the slag is poured off to slag pots and the doré metal is poured into bars. Doré bars are cleaned, weighed, stamped, sampled, and then stored in a safe, contained within a strong room, while awaiting dispatch.

Prior to completion of the plant upgrade, the plant could process up to 3.6 Mt per annum at a blend ratio of 80:20, oxide:sulphide. Increasing sulphide feed in future years meant that this blend ratio was not sustainable and in 2017 work commenced to expand the CIL plant to include a 6 MW ball mill, extra CIL tank, oxygen plant, and pre-leach thickener. The aim of this was to accommodate the planned 20:80, oxide:sulphide ratio planned for future years as well as maintain a consistent 75 um grind size. With the addition of the ball mill, thickener, extra CIL tank and oxygen plant, recoveries were expected to increase from 88% to 93% once additional liquid oxygen is applied to the leach tanks late in the first quarter of 2019.

Infrastructure

The site is connected to the national electrical grid by a 69 kV, 20 MVA power line via Companhia de Eletricidade do Amapá, the local supply authority. Power is also provided by an independent 11 MW continuous rated Aggreko diesel-powered generation system. Water is provided from recycled process water and water storage dams. The mine currently employs a total of 1,202 persons, of whom 680 are Beadell Brasil Ltda. employees and 522 contractors. Approximately 99% are Brazilian nationals with the majority of the workforce from local towns in proximity to the mine. Accommodations for senior and junior staff members are provided by a camp located two km from the plant which is capable of housing 85 persons. The plant area contains major infrastructure including, sample preparation and assay laboratories, tailings storage facility, power distribution infrastructure, and plant consumables storage. The main administration area contains major heavy machinery workshops, administration and technical services offices, stores warehouse, core yard, mess facility, and medical centre.

10

Market studies and contracts

Gold output from Tucano is in the form of doré bars which has been shipped to São Paulo for refining by Umicore, the contract refiner. A number of operational duties have been contracted out to suppliers, and U&M as the mining contractor. SGS Geosol operates the offsite certified laboratory in Belo Horizonte, Minas Gerais and Geosol operate RC and diamond drilling rigs for grade control and resource drilling. The various contracts were awarded following a competitive bidding process; prices are within the industry range and comparable to other operations in Brazil.

Environmental and social

In 2011, SRK Consultores do Brasil Ltda produced an Environmental Control Plan (“PCA”) to present changes implemented to the project’s environmental controls as a condition for the renewal of the Operating License issued by the State Secretariat of Environment, Amapá. This followed a period of care and maintenance from 2009 until Beadell acquired the project in 2010. The PCA reviewed changes to the proposed process plant configuration (from heap leach to CIL) and ways of minimizing the environmental impact of the plant up-grade. The PCA also covered the environmental aspects of mining and plans to monitor and manage these as well as implementing various programs for the local community.

Capital and operating costs

Major capital expenditures for 2018 included $16.4 million for the process plant upgrade (which has now been completed), $2.7 million for the TSF, $1.5 million for the powerline upgrade, and $0.7 million for clearing and hydro seeding. Capitalized stripping or miscellaneous minor capital requirements have not been reported. In 2017, cash operating costs for Tucano were $1,100 per ounce of gold sold, which includes all mining, treatment, inventory adjustments and site general, and administrative costs. It excludes depreciation, amortization, sustaining capital, and corporate general and administration costs.

Conclusions

The Tucano Technical Report concluded that Tucano is a successfully operating gold mine that started commercial production by Beadell in June 2013 following a period of care and maintenance by the former owners, New Gold (operating as Mineração Pedra Branca do Amapari). Beadell added a CIL circuit to the existing heap leach plant and commissioned it in November 2012. The operation is projected to continue until 2023 based on available open pit Mineral Reserves. The exploration database for Tucano is reliable for the purpose of resource estimation. The Mineral Resources and Mineral Reserves were updated to June 30, 2017.

Based on the Technical Report, from the end of 2017 through the life of mine, a total of 23.3 Mt of ore will be mined at an overall strip ratio of 5.6 to 1. Grade control reconciliation has confirmed the mineral resources and Mineral Reserves as previously stated for Tucano. The Tucano Technical Report concluded that the results of this update to the Mineral Resource and Mineral Reserve evaluation confirm the continued economic viability of exploiting Tucano. The open pit LOM production schedule 2018 to 2023 considered 23.3 Mt of ore at an average grade of 1.43 g/t gold containing a total of 1.07 Moz of gold. In 2017, Tucano produced 129,764 oz gold at an AISC of $1,180 per ounce, which included all mining, treatment, general and administrative costs, sustaining capital, and royalties which are incurred at the mine site. The mine level AISC costs exclude depreciation, amortization, and corporate general and administrative costs.

11

Recommendations

The Tucano Technical Report recommended that near mine exploration and resource definition drilling be completed on key targets within and near the Urucum pit. This could have the potential to add low strip, near surface ounces to the reserves. Continued regional exploration on the established ranked list of targets is recommended to discover and define significant new gold deposits outside the mine corridor. Regional exploration work will involve stream and soil geochemistry with follow up diamond and RC drilling for the advanced projects. Total annual budget for Near Mine Exploration, Resource Confirmation, and Regional Exploration going forward will be in the range of $6.0 million.

Tucano Gold Mine’s Ore Reserve and Mineral Resources as at June 30, 2018

Beadell announced a depletion only update of its Mineral Resources and Mineral Reserves on December 4, 2018 in its ASX release entitled “Annual Resource and Reserve Statement Update” in accordance with the requirements of the ASX. The release updated the Mineral Reserves and Resources of the Tucano Gold Mine to June 30, 2018 in accordance with the 2012 JORC Code. Readers are cautioned that the updated Mineral Reserves and Resources have not been included in any updated NI 43-101 technical report. The Company’s Qualified Person, Mr. Robert Brown, P.Eng, has reviewed the 2012 JORC Code on Mineral Reserve and Resource estimates and confirmed that the estimates would not be materially different if the estimates had been prepared in accordance with the CIM definitions under NI 43-101. The updated Mineral Reserve and Resource statement is not considered to be a “material change” for Great Panther.

The annual Mineral Reserve and Resource statement update for the Tucano Gold Mine was released by Beadell on December 4, 2018. Due to budget constraints (resulting from the Tucano Plant Upgrade Project and change in mining contractor) and recent changes in management, Beadell did not undertake sufficient drilling to add to its Mineral Resources and Ore Reserves estimates in 2018. The Ore Reserves and Mineral Resources are a re-statement of the Annual Ore Reserve and Mineral Resource statement as at June 30, 2017, as included in the Tucano Technical Report, after depletion by mining and processing activities from July 1, 2017 through to June 30, 2018. Initial limited drilling has indicated promising results, but Beadell is not able to report exploration results until further drilling and analysis has occurred. The Company expects to be in a position to undertake this further work throughout 2019. The Company plans infill and step out drilling to convert Inferred Resources to Measured and Indicated Resources and to further define the four discoveries along the Tucano Gold Mine trend. The highest priority step-out target will be the Neo lodes as they occur in the current Tap AB pit outline in an area classified as waste.

Risk Factors

The following list details existing and future material risks to the business of the Tucano Gold Mine. The risks described below are not listed in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the business. The realisation of any of these risks may materially and adversely affect the Company’s business, financial condition, results of operations and/or the market price of the Company’s securities.

12

Financing Risks Associated with the Tucano Gold Mine

There can be no assurance that the Company will be able to secure the funds necessary to finance the optimization and further development of the Tucano Gold Mine in a manner that will increase value to shareholders. In addition, Tucano will have significant working capital needs, given its 2019 production profile with a much greater proportion of production in the second half of the year.

Substantial expenditures will be required to optimize, develop and to continue with the exploration of the Tucano Gold Mine and near mine exploration targets. In order to explore and develop Tucano, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, further mining and infrastructure feasibility studies. The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it may require additional capital to construct infrastructure necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding through equity financing, joint ventures, debt financing, or other means, depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver and other metals. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing as and when needed for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Company to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

Exploration and Development Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company with respect to the Tucano Gold Mine may be affected by numerous factors that are beyond the control of the Company and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the mineral exploration and development activities of the Company will result in discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

13

Changes to Beadell’s reserves and resources for the Tucano Gold Mine will be updated in the future and are likely to change during that process

The reserve and resource estimates for the Tucano Gold Mine will be updated in the future and are likely to change during that process. Factors that will influence these changes may include, but not be limited to, ongoing depletion from mining activities, changes to the reserve and resource modelling parameters, and additional drilling information. The overall impact of these updates is uncertain; however, Great Panther anticipates that it may result in a reduction of the reserve and resource figures reported by Beadell to the ASX on December 4, 2018.

Great Panther may not have discovered undisclosed liabilities of Beadell

In the course of the due diligence review of Beadell that Great Panther conducted prior to the execution of the Scheme Implementation Deed, Great Panther may not have discovered, or may have been unable to quantify, undisclosed liabilities of Beadell and its subsidiaries and the Company will not be indemnified for any of these liabilities. If Beadell has undisclosed liabilities, the Company as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of the Company and on the value of the Company’s common shares.

Ability to service debt

Great Panther has historically not had any material debt. However, after giving effect to the Scheme, Great Panther has assumed certain indebtedness of Beadell as described in the Company’s condensed interim consolidated financial statements as at and for the three-month period ended March 31, 2019. Great Panther’s ability to service this debt and other obligations will depend on its future performance and cash flows which to a certain extent are subject to general economic, financial, competitive, legislative, regulatory and other factors, including the price of gold, silver and other metals, many of which are beyond its control. Great Panther’s historical financial results (on a pro forma basis) have been, and it is anticipated that Great Panther’s future financial results will continue to be, subject to fluctuations. Cash flows can vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations. Any inability to secure sufficient debt funding (including to refinance on acceptable terms) or to service its existing and new debt may have a material adverse effect on Great Panther’s financial performance and prospects.

Litigation risk

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material effect on the Company’s financial position or results of operations.

The Company may be subject to governmental and regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal.

14

Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Corruption and fraud in Brazil relating to ownership of real estate

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

Restrictions to the acquisition of rural properties by foreign investors or Brazilian companies under foreign control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose, or arrendamento, of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company will operate in Brazil. The limitations are set forth mainly in Law No. 5,709/1971 and in Decree No. 74,965/1974.

Until 2010, limitations imposed on the acquisition of rural property did not apply to Brazilian companies under foreign control. However, an opinion issued by the General Counsel of the Federal Government Office of Brazil significantly changed the interpretation of the applicable laws at the time. Accordingly, Brazilian companies that have the majority of their capital stock owned by foreign individuals and legal entities domiciled abroad are deemed “foreign investors” for the purposes of application of the restrictions on the acquisition of rural property in Brazil. The legality of such opinion has been and is currently being challenged, however prior challenges to the opinion have been unsuccessful.

A foreign investor or a Brazilian company under foreign control may only acquire rural property in Brazil without breaching the aforementioned opinion if certain conditions are met, including, among others, prior approval by the Brazilian Ministries or, in certain cases, by the Brazilian Congress. Pursuant to applicable legislation, any agreements regarding the direct or indirect ownership of rural properties by foreign individuals or entities may be considered null and void, as well as any agreements regarding corporate changes which might result in indirect acquisition or arrendamento of rural lands by foreign investors. Accordingly, the Company’s ownership of any such rural properties in Brazil may be subject to legal challenges which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

15

Termination of mining concessions

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of Brazil, Mineral Resources belong to the federal government and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company will hold mining, exploration and other related concessions in each of the jurisdictions where the Company operates and where it will carry on development projects and prospects. The concessions the Company will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Inflation in Brazil

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

Commodity Price Fluctuation

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its silver or gold production, but has from time to time sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

16

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. Several of Beadell’s financing arrangements are subject to variable interest rates.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold production in United States dollar terms. A strengthened Brazilian Real relative to the United States dollar would negatively impact the Company.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;
•	mine failures and slope failures;
•	failure of tailings facilities;
•	ground fall and cave-ins;
•	deleterious elements materializing in the mined resources;
•	environmental hazards;
•	industrial accidents and explosions;
•	encountering unusual or unexpected geological formations;
•	labour shortages or strikes;
•	civil disobedience and protests; and
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Risks Associated with Transportation and Storage of Doré or Concentrate

The doré produced by the Tucano Gold Mine has significant value and is loaded onto road vehicles for transport to a refinery in Brazil or to refineries in foreign markets via air travel. The geographic location of the Tucano Gold Mine in Brazil, and air and trucking routes taken through the country to the refinery, give rise to risks including doré theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident.

17

Theft of Doré or Concentrate

The Tucano Gold Mine may have significant doré inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has taken additional steps to secure its doré, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite risk mitigation measures, there remains a continued risk that theft of doré or concentrate may have a material impact on the Company’s financial results.

Illegal Activity Could Have an Adverse Effect on Operations

The Company’s primary mineral exploration and exploitation activities conducted in Brazil are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

While the Company has taken security measures, there is no assurance that theft of explosives will not occur. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by regulatory authorities. The regulatory authorities may elect at their discretion to exercise administrative action during or after such an investigation. Administrative action could include fines and possibly suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

18